UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 02	YEAR: 2013
GRUPO TELEVISA, S.A.B.

STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2013 AND DECEMBER 31, 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	END OF PREVIOUS YEAR
		AMOUNT	AMOUNT
10000000	TOTAL ASSETS	170,030,776	164,997,151
11000000	CURRENT ASSETS	55,022,714	54,637,754
11010000	CASH AND CASH EQUIVALENTS	18,560,819	19,063,325
11020000	SHORT-TERM INVESTMENTS	9,518,283	5,317,296
11020010	FINANCIAL INSTRUMENTS AVAILABLE FOR SALE	0	0
11020020	FINANCIAL INSTRUMENTS FOR NEGOTIATION	0	0
11020030	FINANCIAL INSTRUMENTS HELD TO MATURITY	9,518,283	5,317,296
11030000	CUSTOMER (NET)	12,995,626	18,982,277
11030010	CUSTOMER	15,311,643	21,168,000
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-2,316,017	-2,185,723
11040000	OTHER ACCOUNTS RECEIVABLE (NET)	4,772,233	3,912,425
11040010	OTHER ACCOUNTS RECEIVABLE	4,975,721	4,049,003
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-203,488	-136,578
11050000	INVENTORIES	1,698,067	1,508,581
11051000	BIOLOGICAL ASSETS CURRENT	0	0
11060000	OTHER CURRENT ASSETS	7,477,686	5,853,850
11060010	ADVANCE PAYMENTS	1,852,389	1,173,095
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	11,955	2,373
11060030	ASSETS AVAILABLE FOR SALE	0	0
11060040	DISCONTINUED OPERATIONS	0	0
11060050	RIGHTS AND LICENSING	0	0
11060060	OTHER	5,613,342	4,678,382
12000000	NON-CURRENT ASSETS	115,008,062	110,359,397
12010000	ACCOUNTS RECEIVABLE (NET)	486,274	334,775
12020000	INVESTMENTS	44,535,758	42,978,939
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	22,753,634	22,111,315
12020020	HELD-TO-MATURITY DEBT SECURITIES	619,884	388,504
12020030	OTHER AVAILABLE- FOR- SALE INVESTMENTS	3,831,065	2,986,933
12020040	OTHER	17,331,175	17,492,187
12030000	PROPERTY, PLANT AND EQUIPMENT (NET)	48,430,686	48,267,322
12030010	BUILDINGS	14,567,415	15,673,050
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	68,542,702	64,893,812
12030030	OTHER EQUIPMENT	7,591,371	7,196,398
12030040	ACCUMULATED DEPRECIATION	-45,969,967	-43,392,016
12030050	CONSTRUCTION IN PROGRESS	3,699,165	3,896,078
12040000	INVESTMENT PROPERTIES	0	0
12050000	NON-CURRENT BIOLOGICAL ASSETS	0	0
12060000	INTANGIBLE ASSETS (NET)	11,294,728	11,126,791
12060010	GOODWILL	2,671,660	2,571,632
12060020	TRADEMARKS	1,759,226	1,759,256
12060030	RIGHTS AND LICENSING	1,015,511	855,718
12060031	CONCESSIONS	3,655,985	3,655,985
12060040	OTHER	2,192,346	2,284,200
12070000	DEFERRED TAX ASSETS	2,425,238	1,100,731
12080000	OTHER NON-CURRENT ASSETS	7,835,378	6,550,839
12080001	ADVANCE PAYMENTS	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	8,127	12,627
12080020	EMPLOYEE BENEFITS	0	0
12080021	ASSETS AVAILABLE FOR SALE	0	0
12080030	DISCONTINUED OPERATIONS	0	0
12080040	DEFERRED ASSETS (NET)	0	0
12080050	OTHER	7,827,251	6,538,212
20000000	TOTAL LIABILITIES	98,383,313	96,531,574
21000000	CURRENT LIABILITIES	30,167,231	36,245,637
21010000	BANK LOANS	276,651	225,000
21020000	STOCK MARKET LOANS	0	0
21030000	OTHER INTEREST BEARING LIABILITIES	597,941	589,257
21040000	SUPPLIERS	9,038,687	8,594,138
21050000	TAXES PAYABLE	981,014	1,355,818
21050010	INCOME TAXES PAYABLE	205,890	512,593
21050020	OTHER TAXES PAYABLE	775,124	843,225
21060000	OTHER CURRENT LIABILITIES	19,272,938	25,481,424
21060010	INTEREST PAYABLE	803,780	741,819
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	0	1,176
21060030	DEFERRED INCOME	14,360,034	21,215,862
21060050	EMPLOYEE BENEFITS	574,348	301,800
21060060	PROVISIONS	199,543	213,793
21060061	LIABILITIES RELATED TO CURRENT AVAILABLE FOR SALE ASSETS	0	0
21060070	DISCONTINUED OPERATIONS	0	0
21060080	OTHER	3,335,233	3,006,974
22000000	NON-CURRENT LIABILITIES	68,216,082	60,285,937
22010000	BANK LOANS	13,404,191	13,200,464
22020000	STOCK MARKET LOANS	46,223,169	39,415,955
22030000	OTHER INTEREST BEARING LIABILITIES	4,598,534	4,531,893
22040000	DEFERRED TAX LIABILITIES	0	0
22050000	OTHER NON-CURRENT LIABILITIES	3,990,188	3,137,625
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	307,856	351,586
22050020	DEFERRED INCOME	769,301	769,301
22050040	EMPLOYEE BENEFITS	195,927	38,852
22050050	PROVISIONS	59,821	59,793
22050051	LIABILITIES RELATED TO NON-CURRENT AVAILABLE FOR SALE ASSETS	0	0
22050060	DISCONTINUED OPERATIONS	0	0
22050070	OTHER	2,657,283	1,918,093
30000000	STOCKHOLDERS' EQUITY	71,647,463	68,465,577
30010000	CONTROLLING INTEREST	63,044,584	60,609,492
30030000	SOCIAL CAPITAL	4,978,126	4,978,126
30040000	SHARES REPURCHASED	-12,610,001	-13,103,223
30050000	PREMIUM ON ISSUANCE OF SHARES	15,889,819	15,889,819
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
30070000	OTHER CAPITAL CONTRIBUTED	0	0
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	52,528,563	51,038,886
30080010	LEGAL RESERVE	2,139,007	2,139,007
30080020	OTHER RESERVES	0	0
30080030	RETAINED EARNINGS	52,147,019	44,572,388
30080040	NET INCOME FOR THE YEAR	2,895,197	8,760,637
30080050	OTHER	-4,652,660	-4,433,146
30090000	OTHER ACCUMULATED COMPREHENSIVE RESULTS (NET OF TAX)	2,258,077	1,805,884
30090010	EARNINGS PER PROPERTY REASSESSMENT	0	0
30090020	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	-69,792	-69,792
30090030	RESULT FOR FOREIGN CURRENCY CONVERSION	11,961	-24,555
30090040	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	1,070,482	485,231
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-133,667	-157,252
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	1,183,365	1,411,651
30090070	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	195,728	160,601
30090080	OTHER COMPREHENSIVE RESULT	0	0
30020000	NON-CONTROLLING INTEREST	8,602,879	7,856,085

DATA INFORMATION
AS OF JUNE 30, 2013 AND DECEMBER 31, 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR	END OF PREVIOUS YEAR
		AMOUNT	AMOUNT
91000010	FOREIGN CURRENCY LIABILITIES SHORT-TERM	5,287,768	5,325,977
91000020	FOREIGN CURRENCY LIABILITIES LONG-TERM	31,200,120	30,263,345
91000030	CAPITAL STOCK NOMINAL	2,494,410	2,494,410
91000040	RESTATEMENT OF CAPITAL STOCK	2,483,816	2,483,716
91000050	PENSIONS AND SENIORITY PREMIUMS	1,924,046	1,905,699
91000060	NUMBER OF EXECUTIVES (*)	43	41
91000070	NUMBER OF EMPLOYEES (*)	30,747	28,558
91000080	NUMBER OF WORKERS (*)	0	0
91000090	NUMBER OF OUTSTANDING SHARES (*)	335,618,022,792	333,897,940,506
91000100	NUMBER OF REPURCHASED SHARES (*)	26,811,864,339	28,531,946,625
91000110	RESTRICTED CASH (1)	0	0
91000120	DEBT OF NON-CONSOLIDATED COMPANIES GUARANTEED	0	0

(1) THIS CONCEPT MUST BE COMPLETED WHEN GUARANTEES HAVE BEEN PROVIDED AFFECTING CASH AND CASH EQUIVALENTS
(*) DATA IN UNITS

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2013 AND 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40010000	NET INCOME	33,584,522	18,065,013	32,140,422	16,983,775
40010010	SERVICES	25,598,314	13,814,114	24,878,270	13,120,211
40010020	SALE OF GOODS	1,034,632	522,579	994,948	506,640
40010030	INTEREST	0	0	0	0
40010040	ROYALTIES	2,580,404	1,477,779	2,599,772	1,476,601
40010050	DIVIDENDS	0	0	0	0
40010060	LEASE	4,371,172	2,250,541	3,667,432	1,880,323
40010061	CONSTRUCTION	0	0	0	0
40010070	OTHER	0	0	0	0
40020000	COST OF SALES	18,418,004	9,429,888	17,275,405	8,606,912
40021000	GROSS PROFIT (LOSS)	15,166,518	8,635,125	14,865,017	8,376,863
40030000	GENERAL EXPENSES	7,083,528	3,608,174	6,740,104	3,573,680
40040000	INCOME (LOSS) BEFORE OTHER INCOME AND EXPENSES, NET	8,082,990	5,026,951	8,124,913	4,803,183
40050000	OTHER INCOME AND (EXPENSE), NET	261,905	-72,315	-173,061	-135,325
40060000	OPERATING INCOME (LOSS)	8,344,895	4,954,636	7,951,852	4,667,858
40070000	FINANCE INCOME	529,948	228,088	512,396	224,492
40070010	INTEREST INCOME	529,948	228,088	508,402	224,492
40070020	FOREIGN EXCHANGE GAIN, NET	0	0	3,994	0
40070030	DERIVATIVES GAIN, NET	0	0	0	0
40070040	EARNINGS FROM CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40070050	OTHER	0	0	0	0
40080000	FINANCE EXPENSE	2,541,913	1,400,562	3,224,275	2,360,153
40080010	INTEREST EXPENSE	2,269,851	1,165,329	2,161,930	1,077,377
40080020	FOREIGN EXCHANGE LOSS, NET	182,925	230,277	0	337,989
40080030	DERIVATIVES LOSS, NET	89,137	4,956	1,062,345	944,787
40080050	LOSS FROM CHANGES IN FAIR VALUE CHANGE IN FINANCIAL INSTRUMENTS	0	0	0	0
40080060	OTHER	0	0	0	0
40090000	FINANCE INCOME (EXPENSE) NET	-2,011,965	-1,172,474	-2,711,879	-2,135,661
40100000	PARTICIPATION IN THE RESULTS OF ASSOCIATES AND JOINT VENTURES	-723,375	-461,836	-24,708	-33,843
40110000	INCOME (LOSS) BEFORE INCOME TAXES	5,609,555	3,320,326	5,215,265	2,498,354
40120000	INCOME TAXES	1,864,567	1,108,492	1,475,798	713,635
40120010	INCOME TAX, CURRENT	3,339,308	1,101,598	2,063,193	1,258,316
40120020	INCOME TAX, DEFERRED	-1,474,741	6,894	-587,395	-544,681
40130000	INCOME (LOSS) FROM CONTINUING OPERATIONS	3,744,988	2,211,834	3,739,467	1,784,719
40140000	INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET	0	0	0	0
40150000	NET INCOME (LOSS)	3,744,988	2,211,834	3,739,467	1,784,719
40160000	NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	849,791	386,304	837,268	388,442
40170000	NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	2,895,197	1,825,530	2,902,199	1,396,277

40180000	NET INCOME (LOSS) PER BASIC SHARE	1.01	0.63	1.02	0.49
40190000	NET INCOME (LOSS) PER DILUTED SHARE	0.94	0.59	0.94	0.45

STATEMENTS OF COMPREHENSIVE INCOME
OTHER COMPREHENSIVE INCOME (NET OF INCOME TAXES)
FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2013 AND 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40200000	NET INCOME (LOSS)	3,744,988	2,211,834	3,739,467	1,784,719
	ITEMS NOT TO BE RECLASSIFIED INTO RESULTS
40210000	EARNINGS PER PROPERTY REASSESSMENT	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	0	0	0	0
40220100	PARTICIPATION IN RESULTS FOR REVALUATION OF PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED INTO RESULTS
40230000	RESULT FOR FOREIGN CURRENCY CONVERSION	34,016	200,195	-88,985	89,846
40240000	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	585,251	464,579	-220,350	-337,126
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	23,585	48,665	-100,339	-26,395
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	-228,286	-178,372	7,714	553,283
40270000	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	35,127	10,546	64,351	2,364
40280000	OTHER COMPREHENSIVE INCOME	0	0	0	0
40290000	TOTAL OTHER COMPREHENSIVE INCOME	449,693	545,613	-337,609	281,972

40300000	COMPREHENSIVE INCOME (LOSS)	4,194,681	2,757,447	3,401,858	2,066,691
40320000	COMPREHENSIVE (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	847,291	-123,525	830,968	-56,279
40310000	COMPREHENSIVE (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	3,347,390	2,880,972	2,570,890	2,122,970

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION
FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2013 AND 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	4,787,806	2,428,941	4,069,368	2,039,122
92000020	EMPLOYEES' PROFIT SHARING, CURRENT	8,389	4,558	8,311	5,118

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION (TWELVE MONTHS)
FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	YEAR
		CURRENT	PREVIOUS
92000030	NET INCOME (**)	70,734,509	66,396,643
92000040	OPERATING INCOME (LOSS) (**)	18,532,596	17,575,788
92000050	CONTROLLING INTEREST NET INCOME (LOSS) (**)	8,753,635	7,125,903
92000060	NET INCOME (LOSS) (**)	10,074,689	8,553,016
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	9,192,678	7,872,687

(**) INFORMATION FOR THE LAST TWELVE MONTHS

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
OPERATING ACTIVITIES
50010000	INCOME (LOSS) BEFORE INCOME TAXES	5,609,555	5,215,265
50020000	+ (-) ITEMS NOT REQUIRING CASH	478,609	503,828
50020010	+ ESTIMATES FOR THE PERIOD	412,481	413,066
50020020	+ PROVISIONS FOR THE PERIOD	0	0
50020030	+ (-) OTHER UNREALIZED ITEMS	66,128	90,762
50030000	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	5,159,378	5,301,279
50030010	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	4,787,806	4,069,368
50030020	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	47,534	169,815
50030030	+ (-) LOSS (REVERSION) IMPAIRMENT	0	0
50030040	(-) + EQUITY IN RESULTS OF AFFILIATES AND JOINT VENTURES	723,375	24,708
50030050	(-) DIVIDENDS RECEIVED	0	0
50030060	(-) INTEREST INCOME	(19,938)	(94,323)
50030070	(-) FOREIGN EXCHANGE FLUCTUATION	(450,162)	1,024,776
50030080	(-) + OTHER ITEMS	70,763	106,935
50040000	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	3,013,736	2,226,077
50040010	(+) ACCRUED INTEREST	2,269,851	2,161,930
50040020	(+) FOREIGN EXCHANGE FLUCTUATION	381,040	(1,313,655)
50040030	(+) FINANCIAL OPERATIONS OF DERIVATIVES	89,137	1,062,345
50040040	+ (-) OTHER ITEMS	273,708	315,457
50050000	CASH FLOW BEFORE INCOME TAX	14,261,278	13,246,449
50060000	CASH FLOWS PROVIDED OR USED IN OPERATION	(7,336,476)	(4,731,613)
50060010	+ (-) DECREASE (INCREASE) IN CUSTOMERS	5,667,573	5,841,318
50060020	+ (-) DECREASE (INCREASE) IN INVENTORIES	(2,210,107)	(2,013,088)
50060030	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLES AND OTHER ASSETS	(1,509,126)	(1,633,516)
50060040	+ (-) INCREASE (DECREASE) IN SUPPLIERS	429,823	949,603
50060050	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(5,741,835)	(5,603,707)
50060060	+ (-) INCOME TAXES PAID OR RETURNED	(3,972,804)	(2,272,223)
50070000	NET CASH FLOWS FROM OPERATING ACTIVITIES	6,924,802	8,514,836
INVESTING ACTIVITIES
50080000	NET CASH FLOWS FROM INVESTING ACTIVITIES	(10,587,187)	(4,065,910)
50080010	(-) PERMANENT INVESTMENTS IN SHARES	(1,285,104)	(23,597)
50080020	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(4,867,582)	(4,245,508)
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	69,716	82,977
50080050	(-) TEMPORARY INVESTMENTS	(4,342,391)	(239,684)
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	113,618	541,115
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	(220,503)	(118,533)
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) BUSINESS ACQUISITIONS	0	0
50080100	+ BUSINESS DISPOSITIONS	0	0
50080110	+ DIVIDEND RECEIVED	0	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+ (-) DECREASE (INCREASE) IN ADVANCES AND LOANS TO THIRD PARTIES	0	0
50080140	+ (-) OTHER ITEMS	(54,941)	(62,680)
FINANCING ACTIVITIES
50090000	NET CASH FLOWS FROM FINANCING ACTIVITIES	3,151,357	(4,652,761)
50090010	+ BANK FINANCING	253,063	200,000
50090020	+ STOCK MARKET FINANCING	6,447,939	0
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTIZATION	0	(1,000,000)
50090050	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
50090060	(-) OTHER FINANCING AMORTIZATION	(129,960)	(269,426)
50090070	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
50090080	(-) DIVIDENDS PAID	(1,084,192)	(1,084,192)
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	(2,174,909)	(2,161,983)
50090120	(-) REPURCHASE OF SHARES	0	0
50090130	+ (-) OTHER ITEMS	(160,584)	(337,160)
50100000	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(511,028)	(203,835)
50110000	CHANGES IN THE VALUE OF CASH AND CASH EQUIVALENTS	8,522	1,488
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,063,325	16,275,924
50130000	CASH AND CASH EQUIVALENTS AT END OF PERIOD	18,560,819	16,073,577

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	ADDITIONAL PAID-IN CAPITAL	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS OR ACCUMULATED LOSSES		ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)	CONTROLLING INTEREST	NON-CONTROLLING INTEREST	TOTAL STOCKHOLDERS’ EQUITY
						RESERVES	RETAINED EARNINGS (ACCUMULATED LOSSES)
BALANCE AT JANUARY 1, 2012	5,040,808	-15,971,710	15,889,819	0	0	2,139,007	43,319,104	1,323,202	51,740,230	7,280,119	59,020,349

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	0	0	0	0	0

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	0	0

DIVIDENDS DECLARED	0	0	0	0	0	0	-1,084,192	0	-1,084,192	-315,309	-1,399,501

(DECREASE) INCREASE OF CAPITAL	-62,682	0	0	0	0	0	-1,929,032	0	-1,991,714	0	-1,991,714

REPURCHASE OF SHARES	0	-791,716	0	0	0	0	0	0	-791,716	0	-791,716

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	0	0

OTHER	0	3,381,465	0	0	0	0	-282,580	0	3,098,885	-1,032	3,097,853

COMPREHENSIVE INCOME	0	0	0	0	0	0	2,902,199	-331,309	2,570,890	830,968	3,401,858

BALANCE AT JUNE 30, 2012	4,978,126	-13,381,961	15,889,819	0	0	2,139,007	42,925,499	991,893	53,542,383	7,794,746	61,337,129
BALANCE AT JANUARY 1, 2013	4,978,126	-13,103,223	15,889,819	0	0	2,139,007	48,899,879	1,805,884	60,609,492	7,856,085	68,465,577

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	-101,814	0	-101,814	-1,088	-102,902

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	0	0

DIVIDENDS DECLARED	0	0	0	0	0	0	-1,084,192	0	-1,084,192	-89,895	-1,174,087

(DECREASE) INCREASE OF CAPITAL	0	0	0	0	0	0	0	0	0	0	0

REPURCHASE OF SHARES	0	-826,602	0	0	0	0	0	0	-826,602	0	-826,602

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	0	0

OTHER	0	1,319,824	0	0	0	0	-219,514	0	1,100,310	-9,514	1,090,796

COMPREHENSIVE INCOME	0	0	0	0	0	0	2,895,197	452,193	3,347,390	847,291	4,194,681

BALANCE AT JUNE 30, 2013	4,978,126	-12,610,001	15,889,819	0	0	2,139,007	50,389,556	2,258,077	63,044,584	8,602,879	71,647,463

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CONSOLIDATED
Final Printing

MEXICO CITY, D.F., JULY 9, 2013—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED RESULTS FOR SECOND-QUARTER 2013. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”).

THE FOLLOWING INFORMATION FROM THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE QUARTERS ENDED JUNE 30, 2013 AND 2012 IS PRESENTED IN MILLIONS OF MEXICAN PESOS, AS WELL AS THE PERCENTAGE CHANGE WHEN COMPARING 2013 WITH 2012:

NET SALES

NET SALES INCREASED 6.4% TO PS.18,065.0 MILLION IN SECOND-QUARTER 2013 COMPARED WITH PS.16,983.8 MILLION IN SECOND-QUARTER 2012. THIS INCREASE WAS MAINLY ATTRIBUTABLE TO REVENUE GROWTH IN CONTENT, CABLE AND TELECOM, AND SKY SEGMENTS, PARTIALLY COMPENSATED BY A DECREASE IN PUBLISHING NET SALES. OPERATING SEGMENT INCOME INCREASED 8.5%, REACHING PS.7,733.7 MILLION WITH A MARGIN OF 42.0% IN SECOND-QUARTER 2013 COMPARED WITH PS.7,125.7 MILLION WITH A MARGIN OF 41.2% IN SECOND-QUARTER 2012.

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY INCREASED TO PS.1,825.5 MILLION IN SECOND-QUARTER 2013 COMPARED WITH PS.1,396.3 MILLION IN SECOND-QUARTER 2012.

SECOND-QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS SECOND-QUARTER CONSOLIDATED RESULTS ENDED JUNE 30, 2013 AND 2012 FOR EACH OF OUR BUSINESS SEGMENTS. CONSOLIDATED RESULTS FOR 2013 AND 2012 ARE PRESENTED IN MILLIONS OF MEXICAN PESOS:

CONTENT

SECOND-QUARTER SALES INCREASED 5.1% TO PS.8,241.7 MILLION COMPARED WITH PS.7,845.4 MILLION IN SECOND-QUARTER 2012.

ADVERTISING REVENUE INCREASED BY 6.2% TO PS.5,911.4 MILLION COMPARED WITH PS.5,566.9 MILLION IN SECOND-QUARTER 2012, REFLECTING THE ONGOING SUCCESS OF OUR CONTENT AND ALSO THE STRENGTH OF BROADCAST TELEVISION AS THE ADVERTISING PLATFORM OF CHOICE.

SECOND-QUARTER NETWORK SUBSCRIPTION REVENUE INCREASED BY 9.5% TO PS.881.7 MILLION COMPARED WITH PS.805.4 MILLION IN SECOND-QUARTER 2012. THE GROWTH WAS DRIVEN MAINLY BY THE SUSTAINED ADDITION OF PAY-TV SUBSCRIBERS, MOSTLY IN MEXICO. DURING THE QUARTER, TELEVISA CONTINUED TO PRODUCE AND TRANSMIT MANY OF THE LEADING PAY-TV NETWORKS IN MEXICO IN KEY CATEGORIES, INCLUDING GENERAL ENTERTAINMENT, MUSIC AND LIFESTYLE, AND MOVIES.

SECOND-QUARTER LICENSING AND SYNDICATION REVENUE DECREASED BY 1.7% TO PS.1,448.6 MILLION COMPARED WITH PS.1,473.1 MILLION IN SECOND-QUARTER 2012. THE DECREASE IS EXPLAINED MAINLY BY A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES. THIS EFFECT WAS PARTIALLY COMPENSATED BY AN INCREASE OF 9.9% IN ROYALTIES FROM UNIVISION, TO US$70.5 MILLION IN SECOND-QUARTER 2013 FROM US$64.2 MILLION IN SECOND-QUARTER 2012.

IN THE AGGREGATE, THE CONTENT SEGMENT RESULTS REFLECT A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES THAT AMOUNTED TO PS.130.9 MILLION.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 7.6% TO PS.4,066.8 MILLION COMPARED WITH PS.3,778.6 MILLION IN SECOND-QUARTER 2012. THE MARGIN WAS 49.3%. THE INCREASE IS EXPLAINED BY HIGHER ADVERTISING AND NETWORK SUBSCRIPTION REVENUES. THIS EFFECT WAS PARTIALLY OFFSET BY AN INCREASE IN PERSONNEL AND PROMOTIONAL EXPENSES.

PUBLISHING

SECOND-QUARTER SALES DECREASED 9.7% TO PS.838.7 MILLION COMPARED WITH PS.928.7 MILLION IN SECOND-QUARTER 2012. THE DECREASE IS EXPLAINED BY LOWER CIRCULATION AND ADVERTISING REVENUES IN MEXICO AND THE REST OF THE WORLD AND A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES. SALES OUTSIDE MEXICO REPRESENTED 61.9% OF THE SEGMENT COMPARED WITH 63.2% IN THE SAME QUARTER OF 2012.

SECOND-QUARTER OPERATING SEGMENT INCOME DECREASED 23.9% TO PS.118.1 MILLION COMPARED WITH PS.155.2 MILLION IN SECOND-QUARTER 2012, AND THE MARGIN WAS 14.1%. THIS DECREASE REFLECTS LOWER SALES AND HIGHER MARKETING EXPENSES. THIS EFFECT WAS PARTIALLY COMPENSATED BY I) A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED COSTS AND EXPENSES; AND II) A DECREASE IN PAPER, PRINTING AND EDITING COSTS.

SKY

SECOND-QUARTER SALES INCREASED BY 12.8% TO PS.4,000.9 MILLION COMPARED WITH PS.3,545.5 MILLION IN SECOND-QUARTER 2012. THE INCREASE WAS DRIVEN BY SOLID GROWTH IN THE SUBSCRIBER BASE IN MEXICO, WHICH IS EXPLAINED BY THE CONTINUED SUCCESS OF SKY’S LOW-COST OFFERINGS AND THE ATTRACTIVENESS OF SKY’S TRADITIONAL PAY-TV PACKAGES. THE NUMBER OF NET ACTIVE SUBSCRIBERS INCREASED BY 233,242 DURING THE QUARTER TO 5,646,254 AS OF JUNE 30, 2013, COMPARED WITH 4,550,695 AS OF JUNE 30, 2012. SKY ENDED THE QUARTER WITH 199,529 SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 12.8% TO PS.1,881.0 MILLION COMPARED WITH PS.1,668.2 MILLION IN SECOND-QUARTER 2012, AND THE MARGIN WAS 47.0%. THESE RESULTS REFLECT AN INCREASE IN SALES THAT WAS PARTIALLY OFFSET BY HIGHER COSTS OF SALES RESULTING FROM THE EXPANSION IN THE SUBSCRIBER BASE AND, TO A LESSER EXTENT, HIGHER PERSONNEL, MARKETING AND PROMOTIONAL EXPENSES.

CABLE AND TELECOM

SECOND-QUARTER SALES INCREASED 8.2% TO PS.4,188.4 MILLION COMPARED WITH PS.3,871.7 MILLION IN SECOND-QUARTER 2012. REVENUES FROM OUR THREE CABLE OPERATIONS CABLEVISIÓN, CABLEMÁS AND TVI EXPERIENCED SOLID GROWTH. BESTEL REVENUES DECREASED 3.4% COMPARED WITH SECOND-QUARTER 2012 AS A RESULT OF LOWER MANAGED SERVICES AND INTERNET SALES, WHICH WERE PARTIALLY COMPENSATED BY AN INCREASE IN REVENUES IN ITS OTHER LINES OF BUSINESS. EXCLUDING BESTEL, SECOND-QUARTER SALES IN THE AGGREGATE FOR THE THREE CABLE COMPANIES INCREASED 10.8%. DATA AND VOICE REVENUE GENERATING UNITS, OR RGUS, CONTINUE TO BE THE MAIN DRIVERS OF GROWTH, GROWING 23.9% AND 16.2% COMPARED WITH SECOND-QUARTER 2012, RESPECTIVELY, AND VIDEO RGUS GREW 7.7%.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF SUBSCRIBERS FOR EACH OF OUR THREE CABLE SUBSIDIARIES AS OF JUNE 30, 2013:

THE SUBSCRIBER BASE OF CABLEVISIÓN OF VIDEO, BROADBAND AND VOICE AS OF JUNE 30, 2013 AMOUNTED TO 820,855, 580,898 AND 359,533 SUBSCRIBERS, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEMÁS OF VIDEO, BROADBAND AND VOICE AS OF JUNE 30, 2013 AMOUNTED TO 1,171,688, 622,919 AND 315,943 SUBSCRIBERS, RESPECTIVELY.

THE SUBSCRIBER BASE OF TVI OF VIDEO, BROADBAND AND VOICE AS OF JUNE 30, 2013 AMOUNTED TO 413,182, 252,990 AND 137,021 SUBSCRIBERS, RESPECTIVELY.

THE RGUS OF CABLEVISIÓN, CABLEMÁS AND TVI AS OF JUNE 30, 2013 AMOUNTED TO 1,761,286, 2,110,550 AND 803,193, RESPECTIVELY.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 7.2% TO PS.1,578.6 MILLION COMPARED WITH PS.1,472.9 MILLION IN SECOND-QUARTER 2012, AND THE MARGIN WAS 37.7%. EXCLUDING BESTEL, SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 9.8%, AND THE MARGIN REACHED 38.5%. THESE RESULTS REFLECT CONTINUED GROWTH IN THE CUSTOMER BASE OF CABLE PLATFORMS THAT WAS PARTIALLY OFFSET BY HIGHER PERSONNEL, MAINTENANCE, AND MARKETING COSTS AND EXPENSES. IN PARTICULAR, MARGINS IN CABLEVISIÓN REFLECTED AN AGGRESSIVE SALES AND MARKETING CAMPAIGN TO PROMOTE PREMIUM AND VALUE ADDED SERVICES TO ITS CUSTOMER BASE.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF REVENUES AND OPERATING SEGMENT INCOME, EXCLUDING CONSOLIDATION ADJUSTMENTS, FOR OUR FOUR CABLE AND TELECOM SUBSIDIARIES FOR THE QUARTER:

THE REVENUES FOR THE QUARTER OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.1,375.1 MILLION, PS.1,506.5 MILLION, PS.668 MILLION AND PS.744.8 MILLION, RESPECTIVELY.

THE OPERATING SEGMENT INCOME FOR THE QUARTER OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.532 MILLION, PS.557.8 MILLION, PS.275.6 MILLION AND PS.281 MILLION, RESPECTIVELY.

THESE RESULTS DO NOT INCLUDE CONSOLIDATION ADJUSTMENTS OF PS.106 MILLION IN REVENUES OR PS.67.8 MILLION IN OPERATING SEGMENT INCOME, WHICH ARE INCLUDED IN THE CONSOLIDATED RESULTS OF CABLE AND TELECOM.

OTHER BUSINESSES

SECOND-QUARTER SALES INCREASED 1.2% TO PS.1,127.5 MILLION COMPARED WITH PS.1,113.8 MILLION IN SECOND-QUARTER 2012. THIS INCREASE IS EXPLAINED MAINLY BY I) AN INCREASE IN THE REVENUES OF OUR GAMING BUSINESS DUE TO AN INCREASE IN THE REVENUES OF OUR BINGO HALLS; AND II) AN INCREASE IN THE REVENUES OF OUR RADIO BUSINESS DUE TO HIGHER ADVERTISING REVENUES. THIS EFFECT WAS PARTIALLY COMPENSATED BY I) A DECREASE IN THE REVENUES OF OUR FEATURE-FILM DISTRIBUTION BUSINESS; AND II) A DECREASE IN THE REVENUES OF OUR PUBLISHING DISTRIBUTION BUSINESS DUE TO THE TERMINATION OF OUR CHILE OPERATION.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 75.6% TO PS.89.2 MILLION COMPARED WITH PS.50.8 MILLION IN SECOND-QUARTER 2012, MAINLY REFLECTING HIGHER PROFITABILITY IN THE RADIO AND GAMING BUSINESSES.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR THE SECOND QUARTER 2013 AND 2012 AMOUNTED TO PS.332.2 MILLION AND PS.321.3 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

CORPORATE EXPENSE DECREASED BY PS.5.6 MILLION, OR 2.0%, TO PS.277.8 MILLION IN SECOND-QUARTER 2013, FROM PS.283.4 MILLION IN SECOND-QUARTER 2012. THE DECREASE REFLECTED PRIMARILY A LOWER SHARE-BASED COMPENSATION EXPENSE.

SHARE-BASED COMPENSATION EXPENSE IN SECOND-QUARTER 2013 AND 2012 AMOUNTED TO PS.152.5 MILLION AND PS.157.6 MILLION, RESPECTIVELY. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE CONDITIONALLY SOLD TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD.

OTHER EXPENSE, NET

OTHER EXPENSE, NET, DECREASED BY PS.63.0 MILLION, OR 46.6%, TO PS.72.3 MILLION IN SECOND-QUARTER 2013, FROM PS.135.3 MILLION IN SECOND-QUARTER 2012.

OTHER EXPENSE, NET, IN SECOND-QUARTER 2013, INCLUDED PRIMARILY FINANCIAL ADVISORY AND PROFESSIONAL SERVICES, LOSS ON DISPOSITION OF PROPERTY AND EQUIPMENT, AND DONATIONS.

NON-OPERATING RESULTS

FINANCE EXPENSE, NET

THE FOLLOWING INFORMATION SETS FORTH THE FINANCE EXPENSE OR (INCOME), NET, STATED IN MILLIONS OF MEXICAN PESOS FOR THE QUARTERS ENDED JUNE 30, 2013 AND 2012:

THE FINANCE EXPENSE, NET, DECREASED BY PS.963.1 MILLION, OR 45.1%, TO PS.1,172.6 MILLION IN SECOND-QUARTER 2013 FROM PS.2,135.7 MILLION IN SECOND-QUARTER 2012. THIS DECREASE REFLECTED PRIMARILY I) A PS.939.8 MILLION DECREASE IN OTHER FINANCE EXPENSE, NET, TO PS.4.9 MILLION IN SECOND-QUARTER 2013 COMPARED WITH PS.944.7 MILLION IN SECOND-QUARTER 2012, RESULTING  PRIMARILY FROM THE ABSENCE IN SECOND-QUARTER 2013 OF A CUMULATIVE CHANGE IN FAIR VALUE IN THE AMOUNT OF PS.933.0 MILLION RECOGNIZED IN CONNECTION WITH THE CONVERSION OF DEBENTURES ISSUED BY GSF, THE PARENT COMPANY OF IUSACELL, INTO SHARES OF COMMON STOCK OF GSF IN SECOND-QUARTER 2012; II) A PS.107.7  MILLION DECREASE IN FOREIGN EXCHANGE LOSS TO PS.230.3 MILLION IN SECOND-QUARTER 2013 COMPARED WITH PS.338 MILLION IN SECOND-QUARTER 2012, RESULTING PRIMARILY FROM A LOWER EXCHANGE RATE OF THE MEXICAN PESO AGAINST THE US DOLLAR IN SECOND-QUARTER 2013; AND III) A PS.3.5 MILLION INCREASE IN INTEREST INCOME TO PS.228 MILLION IN SECOND-QUARTER 2013 COMPARED WITH PS.224.5 MILLION IN SECOND-QUARTER 2012, EXPLAINED PRIMARILY BY A HIGHER AVERAGE AMOUNT OF CASH, CASH EQUIVALENTS AND TEMPORARY INVESTMENTS IN SECOND-QUARTER 2013. THESE FAVORABLE VARIANCES WERE OFFSET BY AN INCREASE OF PS.87.9 MILLION IN INTEREST EXPENSE TO PS.1,165.4 MILLION IN SECOND-QUARTER 2013 COMPARED WITH PS.1,077.5 MILLION IN SECOND-QUARTER 2012, DUE PRIMARILY TO A HIGHER AVERAGE PRINCIPAL AMOUNT OF DEBT AND FINANCE LEASE OBLIGATIONS IN SECOND-QUARTER 2013.

SHARE OF LOSS OR INCOME OF JOINT VENTURES AND ASSOCIATES, NET

SHARE OF LOSS OF JOINT VENTURES AND ASSOCIATES, NET, INCREASED BY PS.428.0 MILLION TO PS.461.8 MILLION IN SECOND-QUARTER 2013 FROM PS.33.8 MILLION IN SECOND-QUARTER 2012. THIS INCREASE REFLECTED MAINLY OUR SHARE OF LOSS OF GSF, OUR 50% JOINT VENTURE IN THE IUSACELL TELECOM BUSINESS. A SUBSTANTIAL PORTION OF THE LOSS WAS ATTRIBUTABLE TO A NEGATIVE FOREIGN EXCHANGE EFFECT IN SECOND-QUARTER 2013 ON GSF’S NET DOLLAR LIABILITY POSITION.

INCOME TAXES

INCOME TAXES INCREASED BY PS.394.9 MILLION TO PS.1,108.5 MILLION IN SECOND-QUARTER 2013 COMPARED WITH  PS.713.6  MILLION IN SECOND-QUARTER 2012. THIS INCREASE REFLECTED PRIMARILY A HIGHER INCOME TAX BASE.

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS DECREASED BY PS.2.2 MILLION, OR 0.6%, TO PS.386.3 MILLION IN SECOND-QUARTER 2013, COMPARED WITH PS.388.5 MILLION IN SECOND-QUARTER 2012. THIS DECREASE REFLECTED PRIMARILY A LOWER PORTION OF NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS IN OUR SKY SEGMENT, WHICH WAS PARTIALLY OFFSET BY A HIGHER PORTION OF NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS IN OUR CABLE AND TELECOM SEGMENT.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

DURING SECOND-QUARTER 2013, WE INVESTED APPROXIMATELY US$209.9 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES. THESE CAPITAL EXPENDITURES INCLUDE APPROXIMATELY US$113.6 MILLION FOR OUR CABLE AND TELECOM SEGMENT, US$77.1 MILLION FOR OUR SKY SEGMENT, AND US$19.2 MILLION FOR OUR CONTENT SEGMENT AND OTHER BUSINESSES.

OUR INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT IN OUR CABLE AND TELECOM SEGMENT DURING SECOND-QUARTER 2013 INCLUDED APPROXIMATELY US$36.2 MILLION FOR CABLEVISIÓN, US$46.6 MILLION FOR CABLEMÁS, US$25.9 MILLION FOR TVI, AND US$4.9 MILLION FOR BESTEL.

DURING SECOND-QUARTER 2013, WE MADE CAPITAL CONTRIBUTIONS IN CONNECTION WITH OUR 50% JOINT INTEREST IN GSF IN THE AGGREGATE AMOUNT OF PS.927.5 MILLION.

DEBT AND FINANCE LEASE OBLIGATIONS

THE FOLLOWING INFORMATION SETS FORTH OUR TOTAL DEBT AND FINANCE LEASE OBLIGATIONS AS OF JUNE 30, 2013 AND DECEMBER 31, 2012. AMOUNTS ARE STATED IN MILLIONS OF MEXICAN PESOS:

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.60,054 MILLION AND PS.52,991.4 MILLION AS OF JUNE 30, 2013 AND DECEMBER 31, 2012, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION  OF LONG-TERM DEBT IN THE AMOUNT OF PS.426.6 MILLION AND PS.375 MILLION, RESPECTIVELY.

ADDITIONALLY,  WE HAD FINANCE LEASE OBLIGATIONS IN THE AMOUNT OF PS.5,046.5 MILLION AND PS.4,971.1 MILLION AS OF JUNE 30, 2013 AND DECEMBER 31, 2012, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.448 MILLION  AND PS.439.2 MILLION, RESPECTIVELY.

AS OF JUNE 30, 2013, OUR CONSOLIDATED NET DEBT POSITION (TOTAL DEBT LESS CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND NON-CURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS) WAS PS.27,523.9 MILLION. THE AGGREGATE AMOUNT OF NON-CURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS AS OF JUNE 30, 2013 AMOUNTED TO PS.4,451.0 MILLION.

IN MAY 2013, WE CONCLUDED AN OFFERING OF PS.6,500 MILLION AGGREGATE PRINCIPAL AMOUNT OF 7.25% SENIOR NOTES DUE 2043 REGISTERED WITH THE MEXICAN BANKING AND SECURITIES COMMISSION AND THE U.S. SECURITIES AND EXCHANGE COMMISSION.

ORDINARY DIVIDEND

ON APRIL 2, 2013, AT A GENERAL STOCKHOLDERS’ MEETING, OUR STOCKHOLDERS APPROVED THE PAYMENT OF AN ORDINARY DIVIDEND OF PS.0.35 PER CPO, WHICH WAS PAID IN CASH IN MAY 2013 IN THE AMOUNT OF PS.1,084.2 MILLION.

SHARES OUTSTANDING

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012, OUR SHARES OUTSTANDING AMOUNTED TO 335,618.0 MILLION AND 333,897.9 MILLION SHARES, RESPECTIVELY, AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,868.5 MILLION AND 2,853.8 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012, THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 573.7 MILLION AND 570.8 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD BASED ON ITS MARKET CAPITALIZATION AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, CABLE TELEVISION AND TELECOMMUNICATION SERVICES, MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE FINANCIAL INSTITUTIONS THAT PERFORM FINANCIAL ANALYSIS ON THE SECURITIES OF GRUPO TELEVISA, S.A.B. ARE AS FOLLOWS:

INSTITUTION:

   BBVA BANCOMER
   CREDIT SUISSE
   GBM CASA DE BOLSA
   HSBC
   ITAÚ SECURITIES
   JPMORGAN
   MERRILL LYNCH
   MONEX CASA DE BOLSA
   MORGAN STANLEY
   NEW STREET
   SCOTIABANK
   UBS

FINANCIAL STATEMENT NOTES
CONSOLIDATED
Final Printing

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.        BASIS OF PREPARATION AND ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND SUBSIDIARIES (COLLECTIVELY, THE "GROUP"), FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012,  ARE UNAUDITED,  AND HAVE BEEN PREPARED IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY THE INTERNATIONAL ACCOUNTING STANDARD 34, INTERIM FINANCIAL REPORTING. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

THESE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011, WHICH HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD, AND INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH WERE APPLIED ON A CONSISTENT BASIS AS OF JUNE 30, 2013, EXCEPT FOR THE MATTER DISCUSSED IN THE FOLLOWING PARAGRAPH.

IN THE FIRST QUARTER OF 2013, THE GROUP RECOGNIZED THE PROVISIONS OF THE IAS 19, EMPLOYEE BENEFITS, AS AMENDED IN 2011, WHICH BECAME EFFECTIVE ON JANUARY 1, 2013. THE AMENDED IAS 19 ELIMINATES THE CORRIDOR APPROACH FOR THE RECOGNITION OF ACTUARIAL GAINS OR LOSSES, AND REQUIRES THE CALCULATION OF FINANCE COSTS ON A NET FUNDING BASIS. ALSO, THE AMENDED IAS 19 REQUIRES THE RECOGNITION OF PAST SERVICE COST AS AN EXPENSE AT THE EARLIER OF THE FOLLOWING DATES: (I) WHEN THE PLAN AMENDEMENT OR CURTAILMENT OCCURS; AND (II) WHEN THE ENTITY RECOGNIZES RELATED RESTRUCTURING COSTS OR TERMINATION BENEFITS. AS A RESULT OF THE ADOPTION OF THE AMENDED IAS 19, THE GROUP ADJUSTED A CONSOLIDATED UNAMORTIZED PAST SERVICE COST BALANCE IN THE AGGREGATE AMOUNT OF PS.102,902 IN CONSOLIDATED RETAINED EARNINGS AS OF JANUARY 1, 2013.

THESE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS WERE AUTHORIZED FOR ISSUANCE ON JULY 3, 2013 BY THE GROUP’S CHIEF FINANCIAL OFFICER.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF JUNE 30, 2013 AND DECEMBER 31, 2012 CONSISTED OF:

	2013		2012
BUILDINGS	Ps.	8,232,273	Ps.	8,345,913
BUILDING IMPROVEMENTS		346,475		1,332,400
TECHNICAL EQUIPMENT		60,673,210		57,024,320
SATELLITE TRANSPONDERS		7,869,492		7,869,492
FURNITURE AND FIXTURES		751,711		724,747
TRANSPORTATION EQUIPMENT		2,258,872		2,222,488
COMPUTER EQUIPMENT		4,580,788		4,249,163
LEASEHOLD IMPROVEMENTS		1,443,856		1,438,472
		86,156,677		83,206,995
ACCUMULATED DEPRECIATION		(45,969,967)		(43,392,016)
		40,186,710		39,814,979
LAND		4,544,811		4,556,265
CONSTRUCTION AND PROJECTS IN PROGRESS		3,699,165		3,896,078
	Ps.	48,430,686	Ps.	48,267,322

DEPRECIATION CHARGED TO INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012 WAS PS.4,313,884 AND PS.3,604,084, RESPECTIVELY.

DURING THE FIRST HALF OF 2013, THE GROUP INVESTED PS.4,867,582 IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES.

3.         DEBT AND FINANCE LEASE OBLIGATIONS:

DEBT AND FINANCE LEASE OBLIGATIONS OUTSTANDING AS OF JUNE 30, 2013 AND DECEMBER 31, 2012 WERE AS FOLLOWS:

	2013		2012
U.S. DOLLAR DEBT:
6% SENIOR NOTES DUE 2018 (A)	PS.	6,478,893	PS.	6,388,636
6.625% SENIOR NOTES DUE 2025 (A)		7,364,144		7,240,710
8.50% SENIOR NOTES DUE 2032 (A)		3,874,024		3,821,000
6.625% SENIOR NOTES DUE 2040 (A)		7,646,026		7,538,562
TOTAL U.S. DOLLAR DEBT		25,363,087		24,988,908
MEXICAN PESO DEBT:
7.38% NOTES DUE 2020 (B)		9,948,277		9,944,750
8.49% SENIOR NOTES DUE 2037 (A)		4,482,659		4,482,297
7.25% SENIOR NOTES DUE 2043 (A)		6,429,146		-
BANK LOANS		8,587,648		8,586,064
BANK LOANS (SKY)		3,500,000		3,500,000
BANK LOANS (TVI)		1,743,194		1,489,400
TOTAL MEXICAN PESO DEBT		34,690,924		28,002,511
TOTAL DEBT (C)		60,054,011		52,991,419
LESS: SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT		426,651		375,000
LONG-TERM DEBT, NET OF CURRENT PORTION	Ps.	59,627,360	Ps.	52,616,419
FINANCE LEASE OBLIGATIONS:
SATELLITE TRANSPONDER LEASE OBLIGATION	Ps.	4,145,968	Ps.	4,132,365
OTHER		900,507		838,785
TOTAL FINANCE LEASE OBLIGATIONS		5,046,475		4,971,150
LESS: CURRENT PORTION		447,941		439,257
FINANCE LEASE OBLIGATIONS, NET OF CURRENT PORTION	Ps.	4,598,534	Ps.	4,531,893

(A)
THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2018, 2025, 2032, 2037, 2040 AND 2043, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 6.31%, 6.97%, 8.94%, 8.93%, 6.97% AND 7.62% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT (I) IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY; AND (II) IN THE EVENT OF A CHANGE OF CONTROL, IN WHICH CASE THE COMPANY MAY BE REQUIRED TO REDEEM THE SECURITIES AT 101% OF THEIR PRINCIPAL AMOUNT. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025, 2037, 2040 AND 2043, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THESE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. OR MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN THE GROUP’S CONTENT SEGMENT, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. THE SENIOR NOTES DUE 2018, 2025, 2032, 2037 AND 2040  ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. THE SENIOR NOTES DUE 2043 ARE REGISTERED WITH BOTH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE MEXICAN BANKING AND SECURITIES COMMISSION (“COMISIÓN NACIONAL BANCARIA Y DE VALORES”).

(B)
INTEREST ON THESE NOTES (“CERTIFICADOS BURSÁTILES”) IS PAYABLE SEMI-ANNUALLY. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THESE NOTES, IN WHOLE OR IN PART, AT ANY SEMI-ANNUAL INTEREST PAYMENT DATE AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES AND THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES DESIGNATED BY THE COMPANY’S BOARD OF DIRECTORS, AND ENGAGED IN THE GROUP’S CONTENT SEGMENT, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

(C)	TOTAL DEBT IS PRESENTED NET OF UNAMORTIZED FINANCE COSTS AS OF JUNE 30, 2013 AND DECEMBER 31, 2012, IN THE AGGREGATE AMOUNT OF PS.843,069 AND PS.797,981, RESPECTIVELY.

4.        CONTINGENCIES:

THERE ARE SEVERAL LEGAL ACTIONS AND CLAIMS PENDING AGAINST THE GROUP WHICH ARE FILED IN THE ORDINARY COURSE OF BUSINESS. IN THE OPINION OF THE COMPANY’S MANAGEMENT, NONE OF THESE ACTIONS AND CLAIMS IS EXPECTED TO HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP’S FINANCIAL STATEMENTS AS A WHOLE; HOWEVER, THE COMPANY´S MANAGEMENT IS UNABLE TO PREDICT THE OUTCOME OF ANY OF THESE LEGAL ACTIONS AND CLAIMS.

5.        EQUITY:

THE EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY AS OF JUNE 30, 2013 AND DECEMBER 31, 2012, IS PRESENTED AS FOLLOWS:

	2013		2012
NOMINAL	PS.	2,494,410	PS.	2,494,410
CUMULATIVE INFLATION ADJUSTMENT (A)		2,483,716		2,483,716
TOTAL CAPITAL STOCK	PS.	4,978,126	PS.	4,978,126
ADDITIONAL PAID-IN CAPITAL		15,889,819		15,889,819
RETAINED EARNINGS		49,633,366		42,278,249
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET		2,258,077		1,805,884
SHARES REPURCHASED		(12,610,001)		(13,103,223)
NET INCOME FOR THE PERIOD		2,895,197		8,760,637
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY	PS.	63,044,584	PS.	60,609,492

(A) ADJUSTMENT TO RECOGNIZE THE EFFECTS OF INFLATION IN CAPITAL STOCK THROUGH DECEMBER 31, 1997, DETERMINED BY APPLYING THE CHANGE IN THE MEXICAN NATIONAL CONSUMER PRICE INDEX BETWEEN THE DATES CAPITAL STOCK WAS CONTRIBUTED AND DECEMBER 31, 1997, THE DATE THROUGH WHICH THE MEXICAN ECONOMY WAS CONSIDERED HYPERINFLATIONARY UNDER THE GUIDELINES OF THE IFRS.

       ON APRIL 27, 2012, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND  OF PS.0.35 PER CPO AND PS.0.002991452991 PER SHARE OF SERIES “A”, “B”, “D” AND “L”, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN MAY 2012 IN THE AGGREGATE AMOUNT OF PS.1,002,692; AND (II) THE CANCELLATION OF 4,563.5 MILLION SHARES OF CAPITAL STOCK IN THE FORM OF 39 MILLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN 2009, 2010 AND 2011.

      ON APRIL 2, 2013, THE COMPANY’S STOCKHOLDERS APPROVED THE PAYMENT OF A DIVIDEND  OF PS.0.35 PER CPO AND PS.0.002991452991 PER SHARE OF SERIES “A”, “B”, “D” AND “L”, NOT IN THE FORM OF A CPO, WHICH  WAS PAID IN CASH IN MAY 2013 IN THE AGGREGATE AMOUNT OF PS.1,084,192.

  AS OF JUNE 30, 2013, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	REPURCHASED AND HELD BY A COMPANY’S TRUST	OUTSTANDING
SERIES “A” SHARES	123,273,961,425	9,051,446,560	114,222,514,865
SERIES “B” SHARES	58,982,873,976	6,040,442,061	52,942,431,915
SERIES “D” SHARES	90,086,525,865	5,859,987,859	84,226,538,006
SERIES “L” SHARES	90,086,525,865	5,859,987,859	84,226,538,006
	362,429,887,131	26,811,864,339	335,618,022,792

 AS OF JUNE 30, 2013, THE COMPANY’S SHARES REPURCHASED BY THE COMPANY AND THE COMPANY’S SHARES HELD BY A SPECIAL TRUST IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND THE LONG-TERM RETENTION PLAN ARE PRESENTED AS A CHARGE TO THE EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY, AS FOLLOWS:

	SERIES “A”, “B”, “D”, AND “L” SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	-	-	-	PS.	-
HELD BY A COMPANY TRUST (2)	19,589,102,091	7,222,762,248	26,811,864,339		11,157,350
ADVANCES FOR ACQUISITION OF SHARES (3)	-	-	-		1,452,651
	19,589,102,091	7,222,762,248	26,811,864,339	PS.	12,610,001

(1)
DURING THE FIRST HALF, 2013 THE COMPANY DID NOT REPURCHASE ANY SHARES IN THE FORM OF CPOS. IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY IS RECOGNIZED AS A CHARGE TO EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY, AND ANY CANCELLATION OF SHARES REPURCHASED IS RECOGNIZED AS A REDUCTION OF THE COMPANY’S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

(2)
IN JANUARY 2013, THE COMPANY RELEASED 320,443,695 SHARES IN THE FORM OF 2,738,835 CPOS, IN THE AMOUNT OF PS.34,920, IN CONNECTION WITH THE STOCK PURCHASE PLAN. ADDITIONALLY, DURING THE FIRST HALF, 2013, THE LONG-TERM RETENTION PLAN ACQUIRED 1,438,582,509 SHARES OF THE COMPANY, IN THE FORM OF 12,295,577 CPOS, IN THE AMOUNT OF PS.785,376 AND RELEASED 2,459,691,702 SHARES IN THE FORM OF 21,023,006 CPOS, AND 378,529,398  SERIES “A” SHARES, IN THE AGGREGATE AMOUNT OF PS.801,737 IN CONNECTION WITH THE LONG-TERM RETENTION PLAN.

(3)	IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND THE LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY A SHARE-BASED COMPENSATION EXPENSE OF PS.273,708 FOR THE FIRST HALF OF 2013, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS ADMINISTRATIVE EXPENSE.

6.        FINANCE (EXPENSE) INCOME:

   FINANCE (EXPENSE) INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012, INCLUDED:

	2013		2012
INTEREST EXPENSE	PS.	(2,269,851)	PS.	(2,161,930)
FOREIGN EXCHANGE LOSS, NET		(182,925)		-
OTHER FINANCE EXPENSE, NET (1)		(89,137)		(1,062,345)
FINANCE EXPENSE		(2,541,913)		(3,224,275)
INTEREST INCOME (2)		529,948		508,402
FOREIGN EXCHANGE GAIN, NET		-		3,994
FINANCE INCOME		529,948		512,396
FINANCE EXPENSE, NET	PS.	(2,011,965)	PS.	(2,711,879)

(1)   OTHER FINANCE EXPENSE, NET, CONSISTED PRIMARILY OF LOSS FROM DERIVATIVE FINANCIAL INSTRUMENTS. IN THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012, THIS LINE ITEM  INCLUDED CHANGES IN FAIR VALUE FROM AN EMBEDDED DERIVATIVE IN A HOST CONTRACT RELATED TO THE GROUP’S INVESTMENT IN CONVERTIBLE DEBENTURES ISSUED BY BMP IN THE AMOUNT OF PS.35,711 AND PS.69,290, RESPECTIVELY. ALSO, IN THE SIX MONTHS ENDED JUNE 30, 2012, IT INCLUDED A NON-CASH CHARGE IN THE AMOUNT OF PS.933,000 RELATED TO THE RECLASSIFICATION OF CUMULATIVE CHANGES IN FAIR VALUE OF EQUITY FINANCIAL INSTRUMENTS AVAILABLE FOR SALE FROM ACCUMULATED OTHER COMPREHENSIVE INCOME, NET IN CONNECTION WITH THE GROUP’S CONVERSION OF CONVERTIBLE DEBENTURES ISSUED BY GSF TELECOM HOLDINGS, S.A.P.I. DE C.V. (“GSF”) THE PARENT COMPANY OF IUSACELL, S.A. DE C.V. (“IUSACELL”),  INTO SHARES OF COMMON STOCK OF GSF.

(2)   IN THE SIX MONTHS ENDED JUNE 30, 2013, THIS LINE ITEM INCLUDED INTEREST INCOME FROM THE GROUP’S INVESTMENT IN CONVERTIBLE DEBENTURES ISSUED BY BMP IN THE AMOUNT OF PS.105,909. IN THE SIX MONTHS ENDED JUNE 30, 2012, THIS LINE ITEM INCLUDED INTEREST INCOME FROM THE GROUP’S INVESTMENTS IN CONVERTIBLE DEBENTURES ISSUED BY BMP AND GSF IN THE AGGREGATE AMOUNT OF PS.304,003. THE DEBENTURES ISSUED BY GSF WERE CONVERTED BY THE GROUP INTO SHARES OF CAPITAL STOCK OF GSF IN JUNE 2012.

7.        DEFERRED TAXES:

THE DEFERRED INCOME TAX LIABILITY AS OF JUNE 30, 2013 AND DECEMBER 31, 2012, WAS DERIVED FROM:

	2013		2012
ASSETS:
ACCRUED LIABILITIES	Ps.	520,361	Ps.	538,771
ALLOWANCE FOR DOUBTFUL ACCOUNTS		727,504		711,084
CUSTOMER ADVANCES		1,051,720		1,156,540
OTHER ITEMS		869,905		874,274
LIABILITIES:
INVENTORIES		(61,063)		(114,416)
PROPERTY, PLANT AND EQUIPMENT, NET		(667,518)		(722,688)
PREPAID EXPENSES AND TAX INTANGIBLE ASSET		(671,433)		(2,175,850)
DEFERRED INCOME TAX OF MEXICAN COMPANIES		1,769,476		267,715
DEFERRED INCOME TAX OF FOREIGN SUBSIDIARIES		169,047		169,047
ASSETS TAX		726,230		903,484
FLAT RATE BUSINESS TAX		(239,515)		(239,515)
DEFERRED INCOME TAX ASSET, NET	Ps.	2,425,238	Ps.	1,100,731

THE EFECTS OF INCOME TAX PAYABLE AS OF JUNE 30, 2013 AND DECEMBER 31, 2012, IN CONNECTION WITH THE 2010 MEXICAN TAX REFORM, ARE AS FOLLOWS:

	2013		2012
TAX LOSSES OF SUBSIDIARIES, NET	Ps.	389,245	Ps.	431,872
LESS: CURRENT PORTION		53,158		59,801
NON-CURRENT PORTION	Ps.	336,087	Ps.	372,071

       IN THE PERIOD FROM JANUARY 1 TO JUNE 30, 2013, THE GROUP MADE PAYMENTS TO THE MEXICAN TAX AUTHORITIES FOR INCOME TAXES PRIMARILY IN CONNECTION WITH (I) CURRENT INCOME TAXES COMPUTED ON A TAX CONSOLIDATED BASIS FOR THE FIVE MONTHS ENDED MAY 31, 2013 AND THE YEAR ENDED DECEMBER 31, 2012; (II) IETU (FLAT TAX) FOR THE FIVE MONTHS ENDED MAY 31, 2013 AND THE YEAR ENDED DECEMBER 31, 2012; AND (III) AMOUNTS RESULTING FROM SETTLEMENTS MADE BY THE GROUP AND THE TAX AUTHORITIES FOR INCOME TAXES RELATED TO PRIOR YEARS.

8.          INFORMATION BY SEGMENTS AND SEASONALITY:

 INFORMATION BY SEGMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012 IS PRESENTED AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT PROFIT (LOSS)
2013:
CONTENT	Ps.	14,589,769	Ps.	407,810	Ps.	14,181,959	Ps.	6,445,428
PUBLISHING		1,505,157		29,890		1,475,267		119,569
SKY		7,827,788		14,229		7,813,559		3,649,491
CABLE AND TELECOM		8,164,917		34,984		8,129,933		2,996,446
OTHER BUSINESSES		2,122,629		138,825		1,983,804		198,691
SEGMENT TOTALS		34,210,260		625,738		33,584,522		13,409,625
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(625,738)		(625,738)		-		(538,829)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(4,787,806)
CONSOLIDATED TOTAL BEFORE OTHER INCOME		33,584,522		-		33,584,522		8,082,990	(1)
OTHER INCOME, NET		-		-		-		261,905
CONSOLIDATED TOTAL	Ps.	33,584,522	Ps.	-	Ps.	33,584,522	Ps.	8,344,895	(2)

2012:
CONTENT	Ps.	14,315,569	Ps.	398,203	Ps.	13,917,366	Ps.	6,376,196
PUBLISHING		1,624,368		31,357		1,593,011		188,575
SKY		6,932,208		24,230		6,907,978		3,239,984
CABLE AND TELECOM		7,642,774		23,927		7,618,847		2,803,377
OTHER BUSINESSES		2,230,735		127,515		2,103,220		156,615
SEGMENT TOTALS		32,745,654		605,232		32,140,422		12,764,747
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(605,232)		(605,232)		-		(570,466)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(4,069,368)
CONSOLIDATED TOTAL BEFORE OTHER EXPENSE		32,140,422		-		32,140,422		8,124,913	(1)
OTHER EXPENSE, NET		-		-		-		(173,061)
CONSOLIDATED TOTAL	Ps.	32,140,422	Ps.	-	Ps.	32,140,422	Ps.	7,951,852	(2)

(1)	CONSOLIDATED TOTALS REPRESENTS INCOME BEFORE OTHER INCOME (EXPENSE).
(2)	CONSOLIDATED TOTALS REPRESENTS CONSOLIDATED OPERATING INCOME.

THE GROUP’S RESULTS OF OPERATIONS ARE SEASONAL. THE GROUP TYPICALLY RECOGNIZES A LARGE PERCENTAGE OF ITS CONSOLIDATED NET SALES (PRINCIPALLY ADVERTISING) IN THE FOURTH QUARTER IN CONNECTION WITH THE HOLIDAY SHOPPING SEASON. IN 2012 AND 2011,THE GROUP RECOGNIZED 28.6% AND 29.2%, RESPECTIVELY, OF ITS ANNUAL CONSOLIDATED NET SALES IN THE FOURTH QUARTER OF THE YEAR. THE GROUP’S COSTS, IN CONTRAST TO ITS REVENUES, ARE MORE EVENLY INCURRED THROUGHOUT THE YEAR AND GENERALLY DO NOT CORRELATE TO THE AMOUNT OF ADVERTISING SALES.

THE QUARTERLY NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY FOR THE FOUR QUARTERS ENDED JUNE 30, 2013 ARE AS FOLLOWS:

QUARTER	ACCUMULATED		QUARTER
3RD / 12	PS.	5,762,560	PS.	2,860,361
4TH / 12		8,760,637		2,998,077
1ST / 13		1,069,667		1,069,667
2ND / 13		2,895,197		1,825,530

9.         INVESTMENT IN JOINT VENTURE:

IN THE FIRST AND SECOND QUARTERS OF 2013, THE GROUP MADE CAPITAL CONTRIBUTIONS IN CONNECTION WITH ITS 50% JOINT INTEREST IN GSF, THE PARENT COMPANY OF IUSACELL, IN THE AMOUNTS OF PS.260,000 AND PS.927,500, RESPECTIVELY.

10.       OTHER TRANSACTIONS:

IN MARCH 2010, SKY REACHED AN AGREEMENT WITH A SUBSIDIARY OF INTELSAT TO LEASE 24 TRANSPONDERS ON INTELSAT IS-21 SATELLITE, MAINLY FOR SIGNAL RECEPTION AND RETRANSMISSION SERVICES OVER THE SATELLITE’S ESTIMATED 15-YEAR SERVICE LIFE. IS-21 REPLACED INTELSAT IS-9 AS SKY’S PRIMARY TRANSMISSION SATELLITE AND STARTED SERVICE IN THE FOURTH QUARTER OF 2012. THIS LEASE AGREEMENT CONTEMPLATES A MONTHLY PAYMENTS OF U.S.$3.0 MILLION TO BE PAID BY SKY BEGINNING IN THE FOURTH QUARTER OF 2012. IN OCTOBER 2012, THE GROUP RECOGNIZED THIS AGREEMENT AS A FINANCE LEASE OBLIGATION IN THE NET AMOUNT OF U.S.$326.3 MILLION (PS.4,192,955).

IN FEBRUARY 2012, THE GROUP EXCHANGED ITS 40.8% INTEREST IN LA SEXTA, A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN, FOR A 14.5% EQUITY PARTICIPATION IN IMAGINA, A SIGNIFICANT PROVIDER OF CONTENT AND AUDIOVISUAL SERVICES FOR THE MEDIA AND ENTERTAINMENT INDUSTRY IN SPAIN. AS A RESULT OF THIS TRANSACTION, THE GROUP RECOGNIZED A PRE-TAX GAIN OF PS.24,856 IN THE CONSOLIDATED STATEMENT OF  INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND CLASSIFIED ITS INVESTMENT IN IMAGINA AS AN EQUITY FINANCIAL INSTRUMENT, WITH CHANGES IN RELATED FAIR VALUE RECOGNIZED AS OTHER COMPREHENSIVE INCOME OR LOSS.

IN MARCH 2013, THE GROUP RECEIVED U.S.$30 MILLION FROM UNIVISION RELATED TO THE RELEASE OF CERTAIN CARRIAGE RIGHTS WITH DIRECTV HELD BY THE GROUP IN THE UNITED STATES. THE GROUP RECOGNIZED THE PAYMENT MADE BY UNIVISION AS A NON-RECURRENT OTHER INCOME IN THE CONSOLIDATED STATEMENT OF INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2013.

IN THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012, ROYALTY REVENUE FROM UNIVISION AMOUNTED TO PS.1,621,284 AND PS.1,569,093, RESPECTIVELY.

- - - - - - - - - - - -

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
CONSOLIDATED
Final Printing
COMPANY NAME		MAIN ACTIVITIES	NUMBER OF SHARES	%OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
					ACQUISITION COST	BOOK VALUE
1	ARGOS COMUNICACION, S.A. DE C.V.	PRODUCTION OF T.V. PROGRAMS	34,151,934	33.00	141,932	50,978
2	BROADCASTING MEDIA PARTNERS, INC.	PROMOTION AND/OR DEVELOPMENT OF ENTERTAINMENT COMPANIES	842,850	8.00	2,584,818	2,579,679
3	GSF TELECOM HOLDINGS, S.A.P.I. DE C.V.	PROMOTION AND/OR DEVELOPMENT OF TELECOM COMPANIES	150,000,000	50.00	19,925,567	18,549,810
4	DIBUJOS ANIMADOS MEXICANOS DIAMEX, S.A. DE C.V.	PRODUCTION AND DISTRIBUTION OF ANIMATED CARTOONS	1,735,560	49.00	4,384	862
5	EDITORIAL CLIO, LIBROS Y VIDEOS, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	5,780
6	ENDEMOL MEXICO, S.A. DE C.V.	PRODUCTION AND COMMERCIALIZATION OF TELEVISION PROGRAMMING	25,000	50.00	25	823
7	GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD, S.A.P.I. DE C.V.	TELECOM	54,666,667	33.33	54,667	714,355
8	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	837,702
9	OLLIN VFX, S.A. DE C.V.	TELEVISION AND CINEMA PRODUCTION	34	25.30	13,333	13,333
10	T&V S.A.S.	PRODUCTION AND COMMERCIALIZATION OF TELEVISION PROGRAMMING	1,849	50.00	312	312
TOTAL INVESTMENT IN ASSOCIATES					23,820,109	22,753,634

CREDITS BREAKDOWN
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
					AMORTIZATION OF CREDITS DENOMINATED IN PESOS						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
CREDIT TYPE /	FOREIGN	DATE OF	AMORTIZATION	INTEREST	TIME INTERVAL						TIME INTERVAL
INSTITUTION	INSTITUTION	CONTRACT	DATE	RATE	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5
	(YES/NO)				YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANCO NACIONAL DE MÉXICO, S.A.	NO	4/20/2006	4/20/2016	8.74				2,100,000
BANCO SANTANDER , S.A.	NO	4/21/2006	4/21/2016	TIIE+24				1,400,000
BANCO MERCANTIL DEL NORTE, S.A.	NO	2/24/2011	2/21/2016	TIIE+1.90	133,380	132,730	266,760	674,743
BANCO SANTANDER, S.A.	NO	3/30/2011	3/30/2016	8.12				1,997,800
BBVA BANCOMER, S.A.	NO	3/30/2011	3/30/2016	8.095				2,497,250
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2021	9.40						399,225
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2021	9.06					320,000	478,450
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2018	8.77						399,322
HSBC MÉXICO, S.A.	NO	3/28/2011	3/30/2018	TIIE+117.5					625,000	1,870,602
AF BANREGIO, S.A. DE C.V.	NO	10/4/2012	10/2/2017	TIIE+2.50	1,400	1,800	5,700	8,700	9,825	10,975
HSBC MÉXICO, S.A.	NO	5/29/2013	5/29/2019	TIIE+1.70		7,341	45,500	45,500	45,500	203,339
OTHER
TOTAL BANKS					134,780	141,871	317,960	8,723,993	1,000,325	3,361,913	0	0	0	0	0	0
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SENIOR NOTES	YES	5/9/2007	5/11/2037	8.93						4,482,659
SENIOR NOTES	NO	10/14/2010	10/1/2020	7.38						9,948,277
SENIOR NOTES	YES	5/14/2013	5/14/2043	7.25						6,429,146
SENIOR NOTES	YES	5/6/2008	5/15/2018	6.31												6,478,893
SENIOR NOTES	YES	3/18/2005	3/18/2025	6.97												7,364,144
SENIOR NOTES	YES	3/11/2002	3/11/2032	8.94												3,874,024
SENIOR NOTES	YES	11/23/2009	1/15/2040	6.97												7,646,026
SECURED					0	0	0	0	0	20,860,082	0	0	0	0	0	25,363,087
PRIVATE PLACEMENTS
UNSECURED
SECURED
TOTAL STOCK MARKET
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST
GE CAPITAL CEF MÉXICO, S DE R.L. DE C.V.	NO	11/24/2009	4/1/2013		1,228
CSI LEASING MÉXICO, S. DE R.L. DE C.V.	NO	6/1/2009	8/1/2013		2,496
CSI LEASING MÉXICO, S. DE R.L. DE C.V.	NO	12/1/2011	12/1/2014		51,389	28,185	7,147	1,001
ACACIA FUND, S.A. DE C.V.	NO	7/6/2010	2/21/2014			150,000
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	8/1/2012	8/1/2030		163,972	0	78,371	72,865	68,378	242,125
INTELSAT GLOBAL SALES & MARKETING, LTD.	YES	10/1/2012	9/1/2027								84,375	87,501	184,852	198,807	213,815	3,376,618
IP MATRIX, S.A. DE C.V.	YES	11/1/2009	11/1/2015								7,058	7,236	15,025	4,526
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	8/1/2012	7/1/2022								14,501		14,490	14,527	14,604	91,383
TOTAL CURRENT AND NON-CURRENT LIABILITIES WITH COST					219,085	178,185	85,518	73,866	68,378	242,125	105,934	94,737	214,367	217,860	228,419	3,468,001
SUPPLIERS
VARIOUS	NO	7/1/2013	6/30/2014			5,251,313
VARIOUS	YES	7/1/2013	6/30/2014									3,787,374
TOTAL SUPPLIERS					0	5,251,313	0	0	0	0	0	3,787,374	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES
VARIOUS	NO					17,973,215	46,172	19,517	7,283	262,566
TRANSMISSION RIGHTS	NO						107,776	172,474	109,313	143,457
CUSTOMER DEPOSITS AND ADVANCES	NO						769,301
2010 MEXICAN TAX REFORM	NO						61,603	29,409	23,240	221,835
DERIVATIVE FINANCIAL INSTRUMENTS	NO							4,823	117,385	185,648
VARIOUS	YES											1,299,723				99,319
TRANSMISSION RIGHTS	YES												681,558	435,721	254,888	236,900
OTHER CURRENT AND NON-CURRENT LIABILITIES					0	17,973,215	984,852	226,223	257,221	813,506	0	1,299,723	681,558	435,721	254,888	336,219

TOTAL					353,865	23,544,584	1,388,330	9,024,082	1,325,924	25,277,626	105,934	5,181,834	895,925	653,581	483,307	29,167,307

NOTES:

THE EXCHANGE RATES FOR THE CREDITS DENOMINATED  IN FOREIGN CURRENCY WERE AS FOLLOWS:

$13.0238	PESOS PER U.S. DOLLAR

DOES NOT INCLUDE TAX LIABILITIES PAYABLE IN FOREIGN CURRENCY AND MEXICAN PESOS (REF. 21050000 TAXES PAYABLE) OF PS.72,972 AND PS.981,014, RESPECTIVELY, FOR EFFECTS OF VALIDATION OF THE SYSTEM.

BANK LOANS AND SENIOR NOTES ARE PRESENTED NET OF UNAMORTIZED FINANCE COSTS IN THE AGGREGATE AMOUNT OF PS.843,069.

MONETARY FOREIGN CURRENCY POSITION
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

MONETARY ASSETS	2,316,570	30,170,544	131,754	1,715,938	31,886,482

CURRENT	1,011,570	13,174,485	131,754	1,715,938	14,890,423

NON-CURRENT	1,305,000	16,996,059	0	0	16,996,059

LIABILITIES POSITION	2,804,856	35,845,371	54,937	715,489	36,560,860

CURRENT	373,731	4,867,398	37,880	493,342	5,360,740

NON-CURRENT	2,431,125	30,977,973	17,057	222,147	31,200,120

NET BALANCE	(488,286)	(5,674,827)	76,817	1,000,449	(4,674,378)

NOTES:

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

PS.	13.0238	PESOS PER U.S. DOLLAR
	16.9401	PESOS PER EURO
	12.3866	PESOS PER CANADIAN DOLLAR
	2.4831	PESOS PER ARGENTINEAN PESO
	0.6362	PESOS PER URUGUAYAN PESO
	0.0269	PESOS PER CHILEAN PESO
	0.0070	PESOS PER COLOMBIAN PESO
	4.8705	PESOS PER PERUVIAN NUEVO SOL
	14.2286	PESOS PER SWISS FRANC
	2.1051	PESOS PER STRONG BOLIVAR
	5.8639	PESOS PER BRAZILIAN REAL
	19.7840	PESOS PER STERLING LIBRA
	2.1220	PESOS PER CHINESE YUAN

DEBT INSTRUMENTS
CONSOLIDATED
Final Printing

FINANCIAL RESTRICTIONS OF LONG-TERM DEBT SECURITIES

THE AGREEMENTS OF THE U.S.$500 MILLION, U.S.$600 MILLION, U.S.$300 MILLION, PS.4,500 MILLION, U.S.$600 MILLION AND PS.6,500 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN 2018, 2025, 2032, 2037, 2040 AND 2043, RESPECTIVELY, CONTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

THE AGREEMENT OF NOTES ("CERTIFICADOS BURSÁTILES") DUE 2020 IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000 MILLION, CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

UNDER THE TERMS OF THE AGREEMENTS OF LONG-TERM CREDITS ENTERED INTO BY THE COMPANY WITH FOUR MEXICAN BANKS IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.8,600 MILLION, AND MATURITIES BETWEEN 2016 AND 2021, THE COMPANY IS REQUIRED TO (A) MAINTAIN CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS AND INTEREST EXPENSE; AND (B) COMPLY WITH A RESTRICTIVE COVENANT ON SPIN-OFFS, MERGERS AND SIMILAR TRANSACTIONS.

UNDER THE TERMS OF THE LONG-TERM LOANS ENTERED INTO BY SKY WITH TWO MEXICAN BANKS IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.3,500 MILLION, WITH A MATURITY IN 2016, AND GUARANTEED BY THE COMPANY, SKY IS REQUIRED TO MAINTAIN (A) CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS AND INTEREST EXPENSE; AND (B) CERTAIN RESTRICTIVE COVENANTS ON INDEBTEDNESS, LIENS, ASSET SALES, AND CERTAIN MERGERS AND CONSOLIDATIONS.

COMPLIANCE WITH FINANCIAL RESTRICTIONS

AT JUNE 30, 2013, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

SALES DISTRIBUTION BY PRODUCT

TOTAL SALES
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(616,728)

CONTENT:
ADVERTISING		9,987,303			GENOMMA LAB INTERNACIONAL, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L. DE C.V.
					MARKETING MODELO, S.A. DE C.V.
					SABRITAS, S. DE R.L. DE C.V.
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MÉXICO
					BIMBO, S.A. DE C.V.
					MARCAS NESTLÉ, S.A. DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					FRABEL, S.A. DE C.V.
NETWORK SUBSCRIPTION REVENUE		1,419,456			MEGA CABLE, S.A. DE C.V.
					TELECABLE DEL ESTADO DE MÉXICO, S.A. DE C.V.
					CABLEVISIÓN RED, S.A. DE C.V.
LICENSING AND SYNDICATIONS		293,471			VARIOUS

PUBLISHING:
MAGAZINE CIRCULATION	14,850	265,247		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMOVIL PANAMERICANO MAGAZINE
				TU MAGAZINE
				ESPECIAL MARVEL SEMANAL MAGAZINE
				SKY VIEW MAGAZINE
				MUY INTERESANTE MAGAZINE
				MUY INTERESANTE JUNIOR MAGAZINE
				DIBUJIN DIBUJADO NIÑAS MAGAZINE
				COCINA FÁCIL MAGAZINE
ADVERTISING		289,686			FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					DILTEX, S.A. DE C.V.
					FRABEL, S.A. DE C.V.
					INTERNACIONAL DE CERAMICA, S.A.B. DE C.V.
					COLGATE PALMOLIVE, S.A. DE C.V.
					FORD MOTOR COMPANY, S.A. DE C.V.
					DISTRIBUIDORA LIVERPOOL, S.A. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L. DE C.V.
OTHER INCOME		7,091			VARIOUS
SKY :
DTH BROADCAST SATELLITE		7,058,712		SKY	SUBSCRIBERS
PAY PER VIEW		105,681
CHANNEL COMMERCIALIZATION		134,885			COMPAÑÍA INTERNACIONAL DE RADIO Y TELEVISIÓN, S.A.
					WALT DISNEY STUDIOS SONY PICTURES RELEASING
					DE MEXICO, S. DE R.L. DE C.V.
CABLE AND TELECOM:
DIGITAL SERVICE		3,658,606		CABLEVISIÓN, CABLEMÁS Y TVI	SUBSCRIBERS
INTERNET SERVICES		1,805,463
SERVICE INSTALLATION		44,964
PAY PER VIEW		33,574
CHANNEL COMMERCIALIZATION		211,743			MULTILMEDIOS S.A. DE C.V.
					IMPRESORA Y EDITORIAL, S.A. DE C.V.
					EDITORIAL SAN JOSÉ, S.A. DE C.V.
					PROMOVISIÓN DEL CARIBE, S.A. DE C.V.
TELEPHONY		1,088,296
TELECOMMUNICATIONS		1,111,887		BESTEL	SUBSCRIBERS
OTHER		61,762
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		118,431			OPERADORA COMERCIAL DE DESARROLLO, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					CINEMARK DE MÉXICO, S.A. C.V.
					TENEDORA DE CINES, S.A. DE C.V.
					EN PANTALLA PRODUCCIONES INTERNACIONALES, S.A. DE C.V.
SPECIAL EVENTS AND SHOW PROMOTION		520,053		CLUB DE FÚTBOL AMÉRICA	GENERAL PUBLIC (AUDIENCE)
				IMPULSORA DEL DEPORTIVO NECAXA	FEDERACIÓN MEXICANA DE FÚTBOL, A.C.
				ESTADIO AZTECA	AFICIÓN FUTBOL, S.A. DE C.V.
GAMING		968,066		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		263,787			COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L. DE C.V.
					CERVEZAS CUAUHTEMOC MOCTEZUMA, S.A. DE C.V.
					OPTIMUM MEDIA DIRECTION DE MÉXICO, S.A. DE C.V.
					ARENA COMMUNICATIONS, S.A. DE C.V.
					MEDIA PLANNING GROUP, S.A. DE C.V.
					IPG MEDIA BRANDS COMMUNICATIONS, S.A. DE C.V.
					TIENDAS SORIANA, S.A. DE C.V.
PUBLISHING DISTRIBUTION	4,328	74,515		HOLA MÉXICO MAGAZINE	VARIOUS
				EL SOLITARIO MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				ENTREPRENEUR MAGAZINE	DEALERS
				MONSTER HIGH MAGAZINE	COMMERCIAL CENTERS (MALLS)
				BRAVO POR TI MAGAZINE
				RECETAS DE LAS MEJORES MARCAS MAGAZINE

EXPORT SALES
CONTENT:
ADVERTISING		59,336			STARCOM WORLDWIDE, S.A. DE C.V.
NETWORK SUBSCRIPTION REVENUE		333,228			GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
					DIRECTV ARGENTINA SOCIEDAD ANONIMA
					INTERESES EN EL ITSMO, S.A.

LICENSING AND SYNDICATIONS		2,424,574		TELEVISA	NETFLIX, INC
				TELEVISA	CORPORACIÓN VENEZOLANA DE TELEVISIÓN, C.A.
				TELEVISA	COMPAÑIA PERUANA DE RADIODIFUSIÓN, S.A.
				TELEVISA	TVSBT CANAL 4 DE SAO PAULO, S.A.
				TELEVISA	RCN TELEVISION, S.A.
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		58,702		CLUB AMÉRICA
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		26,807			NETFLIX, INC

INTERSEGMENT ELIMINATIONS		(3,428)

SUBSIDIARIES SALES ABROAD
CONTENT:
ADVERTISING		72,401			INITIATIVE MEDIA, INC.
					HORIZON MEDIA, INC.
					GROUP M MATRIX
PUBLISHING:
MAGAZINE CIRCULATION	24,014	447,523		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TÚ MAGAZINE
				BILINKEN MAGAZINE
				MUY INTERESANTE MAGAZINE
				CONDORITO MAGAZINE
ADVERTISING		495,610			DIGITAS, INC.
					ESPACIOS, S.A.
					TELECOM PERSONAL, S.A.
					MEDIACOM MIAMI
SKY:
DTH BROADCAST SATELLITE		528,510		SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		148,622		BESTEL	SUBSCRIBERS
OTHER BUSINESS:
PUBLISHING DISTRIBUTION:	3,941	64,772		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MAGALY TV MAGAZINE	DEALERS
				VOGUE MAGAZINE	COMMERCIAL CENTERS (MALLS)
				HOLA MAGAZINE
				CASA Y CAMPO MAGAZINE
				EL FEDERAL MAGAZINE
				HELLO KITTY MAGAZINE
				MAESTROS DE LA ARQUITECTURA MAGAZINE
RENTALS OF MOVIES/FILMS		27,496			LIONS GATES FILMS, INC.
INTERSEGMENT ELIMINATIONS		(5,582)

TOTAL	47,133	33,584,522

ANALYSIS OF PAID CAPITAL STOCK CHARACTERISTIC OF THE SHARES
CONSOLIDATED
Final Printing
SERIES	NOMINAL VALUE (PS.)	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	114,222,514,865	0	114,222,514,865	0	848,428	0
B	0.00000	0	52,942,431,915	0	52,942,431,915	0	405,948	0
D	0.00000	0	84,226,538,006	0	84,226,538,006	0	620,017	0
L	0.00000	0	84,226,538,006	0	0	84,226,538,006	620,017	0
TOTAL			335,618,022,792	0	251,391,484,786	84,226,538,006	2,494,410	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :							335,618,022,792

NOTES:

THE NUMBER OF OUTSTANDING SHARES PRESENTED IN THE TABLE ABOVE PLUS THE SHARES REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED.  SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

FINANCIAL STATEMENT NOTES
CONSOLIDATED
Final Printing

11060060: AS OF JUNE 30, 2013 AND DECEMBER 31, 2012, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.5,181,365 AND PS.4,462,348, RESPECTIVELY.

12080050: AS OF JUNE 30, 2013 AND DECEMBER 31, 2012, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.7,738,664 AND PS.6,435,609, RESPECTIVELY.

91000010: AT JUNE 30, 2013 DOESN´T INCLUDE TAX LIABILITIES IN FOREIGN CURRENCY FOR PS.72,972 (SEE ATTACHED BREAKDOWN OF CREDITS).

CUM40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

CUM40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER
CONCEPTS.

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS”

III. QUALITATIVE AND QUANTITATIVE INFORMATION

i.             Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.

In accordance with the policies and procedures implemented by the Finance and Risk area and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the second quarter of 2013, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards Board, certain financial derivative transactions originally intended to serve as a hedge and in effect until June 30th, 2013, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.

General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.

The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

The Company monitors its exposure to interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.

Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.

Financial derivative transactions are reported from time to time to the Audit and Corporate Practices Committee.

The Company has entered into master derivatives agreements with both domestic and foreign financial institutions that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and the form agreement recommended by Banco de México. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.

In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.

As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.

In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:

1.  Cross-currency interest rate swaps (i.e., coupon swaps);

2.  Interest rate and inflation-indexed swaps;

3.  Cross-currency principal and interest rate swaps;

4.  Swaptions;

5.  Forward exchange rate contracts;

6.  FX options;

7.  Interest Rate Caps and Floors contracts;

8.  Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and

9.  Credit Default Swaps.

The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.

During the quarter from April to June 2013, there were no defaults or margin calls under the aforementioned financial derivative transactions.

The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.

The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.

The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.

As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.

Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

ii.            General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.

In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.

The Company performs its valuations without the participation of any independent third party.

The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

iii.           Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.

As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

iv.           Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

Changes in the Company’s exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.

Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.

Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.

As of the date hereof, no circumstance or event has given rise to a significant change in the structure of a financial derivative transaction, caused it to be used other than as originally intended, or resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.

Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

1.
During the relevant quarter, one “Knock-out Option Call” agreement through which Grupo Televisa, S.A.B. (“Televisa”) hedged against severe Mexican Peso depreciation for a notional amount of U.S.$15,000,000.00 (Fifteen Million Dollars 00/100) by paying a premium, expired. This option was entered in December 2011, and expired with Televisa not exercising it in May 2013.

Likewise there were no defaults or margin calls under financial derivative transactions.

v.           Quantitative Information. Attached hereto as Table 1 is a summary of the financial derivative instruments purchased by Televisa, Corporación Novavisión, S. de R.L. de C.V. and Televisión Internacional, S.A. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.

IV. SENSITIVITY ANALYSIS

Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.

In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1

GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
June 30, 2013
(In thousands of pesos/dollars)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value		Maturing per Year	Collateral/Lines of Credit/Securities Pledged
			Current Quarter	Current Quarter	Current Quarter D(H) (4)	Current Quarter D(H) (5)
Interest Rate Swap (2)	Hedging	Ps. 1,400,000	TIIE 28 days + 24bps / 8.415%	TIIE 28 days + 24bps / 8.415%	(117,385)	(145,816)	Monthly interest 2013-2016	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 2,500,000	TIIE 28 days / 7.4325%	TIIE 28 days / 7.4325%	(185,648)	(253,240)	Monthly interest 2013-2018	Does not exist (6)
FX Options (1)	Hedging	USD 337,500	USD 337,500	USD 352,500	9,941	6,685	2013 - 2015	Does not exist (6)
Interest Rate Swap (3)	Hedging	Ps.1,300,000	TIIE 28 days / 5.032%	TIIE 28 days / 5.032%	(4,823)	(11,479)	Monthly Interest 2013-2016	Does not exist (6)
Forward (3)	Hedging	USD 12,000 / Ps.148,895	USD 12,000 / Ps.148,895	USD 8,000 / Ps.102,451	10,141	(2,762)	2013	Does not exist (6)
				Total	(287,774)	(406,612)

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Corporación Novavisión, S. de R.L. de C.V.
(3)	Acquired by Televisión Internacional, S.A. de C.V.
(4)	The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as of June 30, 2013, included in the relevant SIFIC, is as follows:

11060020	FINANCIAL DERIVATIVE INSTRUMENTS	$11,955
12080010	FINANCIAL DERIVATIVE INSTRUMENTS	8,127
22050010	FINANCIAL DERIVATIVE INSTRUMENTS	(307,856)
		$(287,774)

The financial derivatives shown in the above table are those whose aggregate value could represent 5% of the consolidated assets, liabilities or capital, or 3% of the consolidated sales, of Grupo Televisa, S.A.B., for the most recent quarter.

(5)	Information for the first quarter of 2013.
(6)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support Annex”.

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE  OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO AZCÁRRAGA JEAN	/s/ SALVI FOLCH VIADERO
EMILIO AZCÁRRAGA JEAN PRESIDENT AND CHIEF EXECUTIVE OFFICER	SALVI FOLCH VIADERO CHIEF FINANCIAL OFFICER

/s/ JOAQUÍN BALCÁRCEL SANTA CRUZ
JOAQUÍN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

 MÉXICO, D.F., JULY 9, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 12, 2013	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel